Exhibit 5.1

Tel Aviv, February 15, 2024

Eltek Ltd.
20 Ben Zion Gellis Street
Sgoola Industrial Zone
Petah Tikva 4927920, Israel

Ladies and Gentlemen:

              We have acted as Israeli counsel for Eltek Ltd., a company incorporated under the laws of the State of Israel (the “Company”), in connection with the offering by the Company of 625,000 ordinary shares of the Company (the “Shares”) pursuant to a Registration Statement on Form F-3 (Registration No. 333-266346), which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 27, 2022, under the Securities Act of 1933, as amended (the “Act”) and declared effective on August 5, 2022, the prospectus included within the Registration Statement (the “Base Prospectus”), and the prospectus supplement dated February 12, 2024, filed with the Commission pursuant to Rule 424(b) of the rules and regulations of the Act (together with the Base Prospectus, the “Prospectus”). As described in the Registration Statement and the Prospectus, the Shares are to be sold by the Company pursuant to an underwriting agreement (the “Underwriting Agreement”) entered into by and between the Company and ThinkEquity, LLC, as Underwriter.

          We have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of our opinion. In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, confirmed as photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to these opinions that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

On the basis of such examination, we are of the opinion that, upon payment of the consideration for the Shares provided for in the Underwriting Agreement, as approved by the Company’s Board of Directors in its unanimous resolutions in writing, dated February 12, 2024, , the Shares will be validly issued, fully paid and non-assessable.

The opinion expressed herein is limited to Israeli law, and we do not express any opinion as to the laws of any other jurisdiction.

We consent to the filing of this opinion as an exhibit to the Prospectus and to the references to us under the headings “Legal Matters” and “Enforceability of Civil Liabilities” therein.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours, /s/ Amit, Pollak, Matalon & Co. Amit, Pollak, Matalon & Co., Advocates